FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                    No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                    No              X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                    No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports fourth quarter earnings for fiscal year 2008”	1

CONTACT:

Daniel Sandigliano

Investor Relations

Phone: (5411) 4341-5036

E-mail: daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña

Investor Relations

Phone: (5411) 4348-0000 ext. 25384

E-mail: cecilia.acuna@bancofrances.com.ar

February 12, 2009

BBVA BANCO FRANCÉS (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA)

REPORTS CONSOLIDATED FOURTH QUARTER EARNINGS FOR FISCAL YEAR 2008

Annual Executive Summary

During fiscal year 2008, BBVA Banco Francés’ results grew 36.8% with respect to the results obtained in the previous fiscal year. Net income reached Ps. 321.5 million in the last twelve months representing a 15.6% rate of return on equity (ROE). The improvement in the results of the Bank was the result of greater businesses volumes which allowed an improvement in the income from the private sector.

Private sector financings grew by 10.0% during fiscal year 2008, below the growth shown in the previous fiscal year. This drop in the rate of growth of credit activity is related to a reduction in the money demand during the course of the year. The retail segment led the increases during the year with important growth in all types of loans. Financings to business corporation segment grew at a smaller rate than the increase of loans to individuals during the same period.

The deepening of the international crisis in the last part of the year along with the argentine pension regime reform requiring the transfer of private pension founds to the state, derived in a slowdown of the economic activity and a raise in the country risk. In this sense, valuations of argentine government securities were affected. For this reason, BBVA Banco Francés decided to make a revaluation of its government securities portfolio and a revision of its reserve policy. In the month of December extraordinary adjustments were made in the valuations of government securities, Bogar 2020, by $ 322.1 million. To such aim, a relocalization of the generic provisions excess in the loan portfolio by $ 70.0 million and a specific treatment to provisions relating to other contingencies by $ 128.2 million was carried out.

It is important to emphasize that the international financial crisis that is affecting in a generalized manner the global financial organizations, has not had the same impact in the local financial system due to the absence of exposure to assets commonly denominated as “toxics” and existing in other countries.

The Net Financial Income, without considering the mentioned valuation adjustment in public assets, reached Ps. 1,378, 9 million, a 39.9% increase over the comparable income during previous fiscal year. Furthermore, the operating income for 2008 without the described adjustment, reached Ps. 885.1 million, growing by 43.5% with respect to the comparable result in 2007. On the other hand, the greater transactional volume is reflected in an annual growth of 31.1% in the income from services.

The strength in the quality of portfolio ratios continues differentiating BBVA Banco Francés in the local financial system, where it continues as the leading bank. As of December 31, 2008, the nonperforming loans represented 0.97% of total loans, whereas the coverage ratio for non-performing loans with provisions reached 177.0%.

In term of liabilities, deposits grew by 15.2% in 2008, surpassing the 11.2% increase registered in the financial system during the same period. In this sense, on demand deposits were those with greater growth, increasing their participation in total deposits and allowing BBVA Banco Francés to reach a less expensive structure of deposits.

BBVA Banco Francés has a comfortable liquidity position y and a great solvency level. As of December 31, 2008, liquid assets—available cash and due from banks plus Central Bank Instruments—represented 34.2% of total deposits. On the same date, total shareholders’ equity reached Ps. 2,076 million, whereas excess capital over the minimum required pursuant to Central Bank regulation, was Ps. 888.6 million, representing 42.8% of total shareholders’ equity.

Condensed Income Statement (1)

in thousands of pesos except income per share, income per ADS and percentages	FY 2008	FY 2007	% Change
Net Financial Income	707,476	939,930	-24.73%
Provision for loan losses	(36,708)	(62,262)	-41.04%
Net income from services	748,779	571,354	31.05%
Administrative expenses	(1,135,834)	(877,800)	29.40%
Operating income	283,713	571,222	-50.33%
Income (loss) from equity investments	63,106	41,784	51.03%
Income (Loss) from Minority interest	(5,203)	(627)	729.82%
Other Income/Expenses	(7,532)	(368,086)	-97.95%
Income tax	(12,574)	(9,244)	36.02%
Net income for the period	321,510	235,049	36.78%
Net income per share (2)	0.68	0.50	36.78%
Net income per ADS (3)	2.05	1.50	36.78%

(1)	Exchange rate: 3.4537 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Quarter Executive Summary

•

Income from private sector continued growing. During the fourth trimester of the year, the financial income, after the valuation adjustment in public assets, grew by 21.6% with respect to the previous quarter and by 31.0% with respect to the same quarter of 2007, while income from services grew by 13.7% with respect to the previous quarter and by 39.8% with respect to the same quarter of 2007.

•

The private sector financings grew by 0.7% during the fourth quarter of 2008. The retail segment showed an increase, mainly in credit card financings and from personal and car loans. On the contrary, financings in the business corporations segment decreased during the same period.

•

During the fourth quarter of the year, BBVA Banco Francés’ deposits grew by 10.3%, while deposits in the financial system dropped by 2.9% during the same period. The balances in on demand deposit accounts showed the greater growth, increasing their participation in the total of deposits. As of December 31, 2008, these deposits represented 54.8% of the total, allowing BBVA Banco Francés to reduce the impact of higher interest rates levels.

•

Total exposure to the Public Sector, net of holdings linked to reverse repo transactions with the BCRA, was reduced by 15.3% during the last three months of 2008 and by 33.5% during the 2008 year. As of December 31, 2008, the exposure to Public Sector National Treasure, net of holdings linked to reverse repo transactions with the BCRA, represented 8.5% of the Bank’s total assets.

•

Net Income during the fourth quarter was affected by the impact from extraordinary events which reduced the profit during this period. For a better analysis, the following “pro forma” table presents the adjustments made during the fourth quarter of 2008.

Condensed Income Statement PROFORMA

	Quarter ended
in thousands of pesos	12/31/2008 Before adjustments	Extraordinary adjustments	12/31/2008 Standardized
Net Financial Income	310,808	(322,057)	(11,249)
Provision for loan losses	(34,184)	70,000	35,816
Net income from services	218,876	—	218,876
Administrative expenses	(319,283)	—	(319,283)
Operating income	176,217	(252,057)	(75,840)
Income (loss) from equity investments	14,071	(31,094)	(17,023)
Income (Loss) from Minority interest	(2,467)	—	(2,467)
Other Income/Expenses	(13,514)	128,196	114,682
Income tax and Minimum Presumed Tax	(3,573)	—	(3,573)
Net income for the period	170,734	-154,955	15,779

Forth quarter of fiscal year 2008

During the fourth quarter of 2008, the pace of growth in economic activity showed a deceleration. Economic activity indicators, such as industrial activity and construction, increased by less than the Monthly Estimator of Economic Activity which rose by 5.8% year over year during the fourth quarter of 2008.

Economic activity deceleration and lower agricultural prices had a negative impact on tax collections and the primary fiscal surplus of the National Public Sector. Fiscal revenues rose on average by 24.9% year over year during the fourth quarter. Value added tax and export duties were the most affected. The primary fiscal surplus of the National Public Sector decreased by 26.3% compared to the same period of 2007.

Inflation, as measured by the CPI index of the Greater Buenos Aires area (which is used to calculate CER adjustment for sovereign bonds) averaged 7.8% year over year during the fourth quarter.

Due to the deepening of the international crisis and high market volatility, commencing during October demand for foreign currency increased. The Central Bank sold USD 2.2 billion in the FX market during the forth quarter and International Reserves decreased to USD 46.4 billion at the end of December, a drop of USD 0.7 billion during the period. The Exchange rate (“referencia BCRA”) closed at Ps. 3.45 per USD at the end of December, 10.3% above levels from the end of September.

BADLAR rates at private banks rose from 12% in September 2008 to a 19% monthly average in December. Nevertheless, in order to ensure the supply of liquidity, the Central Bank reduced the stock of bills y notes, which decreased by Ps. 11.9 billion during the quarter, and expanded the money supply by purchasing sovereign bonds.

Private sector deposits decreased by 2.0% on average during the fourth quarter of 2008, but this decrease is partially explained by the transfer of deposits held by private pension funds (AFJP’s) to the ANSES. Loans to the private sector, in pesos and in foreign currency, increased by 3.7%, a deceleration compared to the previous quarters. Loans to consumer in pesos were the most dynamic.

The Bank

During the year 2008 the international financial crisis and some local factors resulted in a growth deceleration that has been registering in the intermediation business. In this sense it is important to emphasize that BBVA Banco Francés has known to adapt to the new market conditions, redefining their strategy with the firm objective to pass this crisis and to come out fortified.

In this year, BBVA Banco Francés increased its private sector loan portfolio by 10%, with the retail segment having an outstanding performance growing by 44%, mainly through personal and secured loans, along with credit cards. Also, an effective liquidity management allowed to increase the private margin of the bank compensating the smaller growth in the portfolio volumes.

On the other hand, another fundamental pillar in the strategy by the Bank being implemented is the risk management, and in this sense the Bank continuous with the lowest nonperforming ratio of the system, which as of December 31, 2008 was 0.97% with a coverage level of 177.0%.

In terms of liabilities, BBVA Banco Francés was concentrated in capturing retail funds, with the objective of achieving a lower cost structure. In this point, it is important to emphasize that within the total of deposits, transactional deposits increased their participation during the last year as a result of the implemented strategy.

For year 2009, the prevailing scenario presents new opportunities for BBVA Banco Francés, which will be undertaken starting from high levels of liquidity and solvency, reduced delinquency, good results and a long term relation created with its clients.

Presentation of Financial Information

•	Foreign currency balances as of December 31, 2008 have been translated into pesos at the reference exchange rate of Ps. 3.4537 per U.S. dollar, published by the Argentine Central Bank.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

It is important to highlight the fact that information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

FINANCIAL INFORMATION

Condensed Income Statement (1)

in thousands of pesos except income per share, income per ADS and percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Net Financial Income	(11,249)	255,608	237,276	-104.40%	-104.74%
Provision for loan losses	35,816	(30,108)	(25,221)	-218.96%	-242.01%
Net income from services	218,876	192,471	156,607	13.72%	39.76%
Administrative expenses	(319,283)	(286,323)	(268,675)	11.51%	18.84%
Operating income	(75,840)	131,648	99,987	-157.61%	-175.85%
Income (loss) from equity investments	(17,023)	249	18,658	-6936.55%	-191.24%
Income (Loss) from Minority interest	(2,467)	(2,411)	1,157	2.32%	-313.22%
Other Income/Expenses	114,682	(8,062)	(106,082)	-1522.50%	-208.11%
Income tax and Minimum Presumed Tax	(3,573)	(3,937)	(3,162)	-9.25%	-13.00%
Net income for the period	15,779	117,487	10,558	-86.57%	49.45%
Net income per share (2)	0.03	0.25	0.02	-86.57%	49.45%
Net income per ADS (3)	0.10	0.75	0.07	-86.57%	49.45%

(1)	Exchange rate: 3.4537 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

In the section captioned as “Quarter Executive Summary” a table containing “pro forma” information is presented to provide a better analysis of the fourth quarter of the year results.

During the fourth quarter of the 2008 year, Net Financial Income after the valuation adjustment in public securities reached Ps. 310.8 million, growing by 21.6% with respect to the previous quarter and by 31.0% with respect the similar quarter of year 2007.

This improvement in the Net Financial Income is related to the private sector and due to the growth increase of the loan portfolio with this sector, together with an improvement of the bank’s spreads as a consequence of a greater growth in financings to small and medium businesses and to the retail segment.

Provisions for loan loses, net of the relocalization of the generic provisions excess in the loan portfolio, reached Ps. 34.2 million during the fourth quarter of the year, an increase of 13.5% compared to the previous quarter.

During this last quarter, Net Income from Services continued growing. These increased by 13.7% with respect to the previous quarter and by 39.8% with respect to the same quarter of 2007. This increase is a consequence of the greater activity level.

With respect to Administrative Expenses, during the fourth quarter of the year these increased by 11.5% with respect to previous quarter and by 18.8% with respect to the same quarter of year 2007, mainly due to increases in personnel expenses and advertising and promotion expenses, driven by the higher activity and investment level and a more active promotion strategy.

Result from equity investments presents an extraordinary result relating to the extraordinary adjustments derived from the reform of the argentine pension system and due to the equity participation in the Consolidar Group companies.

Finally, Other Income/Expenses line item shows the recovered credits and the loss from legal injunctions paid during the period together with the reverse of provisions made due to the giving of specific treatment to provisions for other contingencies.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Return on Average Assets (1)	0.29%	2.38%	0.22%	-87.89%	29.98%

Return on Average Shareholders’ Equity (1)	2.97%	22.02%	2.05%	-86.53%	44.56%

Net fee Income as a % of Operating Income	105.42%	42.95%	39.76%	145.42%	165.14%

Net fee Income as a % of Administrative Expenses	68.55%	67.22%	58.29%	1.98%	17.61%

Adm. Expenses as a % of Operating Income (2) (3)	59.52%	60.04%	68.21%	-0.87%	-12.74%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)
(3)	Net considering the excess in the adjustment of the value of public portfolio.

Net Financial Income

The decrease in the Net Financial Income is mainly due to the higher adjustment in public assets valuation during the last quarter of the year. This negative effect was partially offset by an increase in interest earned from financial intermediation and the income from currency transaction.

It is important to mention that during the fourth quarter of the year, financial income net of the valuation adjustment in public assets grew by 21.6% with respect to the previous quarter and by 31.0% with respect to the same quarter of year 2007. The increase with respect to the third quarter of the year is due to an improvement in the bank’s spreads as well as a greater participation of small and medium businesses and retail segments in total financings. Meanwhile the growth with respect to the same quarter of 2007 is related to an expansion of the private sector loan portfolio together with the mentioned improvement in the spreads.

During the quarter under analysis, income related to foreign currency exchange, included in Foreign exchange difference, totalized Ps. 46.0 million, which is 18.5% more than those registered in the previous quarter.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07

Net financial income	(11,249)	255,608	237,276	-104.40%	-104.74%
Income from financial intermediation	112,689	107,356	47,788	4.97%	135.81%
CER adjustment	32,829	38,553	44,299	-14.85%	-25.89%
Income from securities and short term investments	(316,695)	(1,935)	61,320	16266.67%	-616.46%
Net Income from options	(111)	11	—	100.00%	100.00%
Interest on Government guaranteed loans	15,210	15,011	16,012	1.33%	-5.01%
Foreign exchange difference	56,967	40,400	32,948	41.01%	72.90%
Others	87,862	56,212	34,909	56.30%	151.69%

Income from Public and Private Securities

Income from Public and Private Securities during the fourth quarter of 2008 were affected by the valuation adjustment of public assets that reached Ps. 385.0 million, well above the adjustment of Ps. 75.7 million made during the third quarter of the year, and of Ps. 45.8 million during the same quarter of 2007.

With respect to other Income from Public and Private Securities, reductions in the results from the portfolio from available for sale and Central Bank instruments are mainly due to a smaller volume of holdings of these instruments together with lower yields.

The variations in the CER adjustment are due to a lower CER index.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Income from securities and short-term investments	(316,695)	(1,935)	61,320	16269.95%	-616.46%
Trading account	9,466	11,564	8,730	-18.14%	8.43%
Available for sale	33,243	34,028	47,819	-2.31%	-30.48%
Bills and Notes from the Central Bank	15,890	17,630	43,128	9.87%	-63.16%
Other fixed income securities	(375,294)	(65,156)	(38,356)	475.99%	878.44%

CER adjustment	14,939	17,601	23,663	-15.12%	-36.87%

CER adjustment—Trading account	—	—	—	—	—
CER adjustment—Investment account	—	—	—	—	—
CER adjustment—Other fixed securities	14,939	17,601	23,663	-15.12%	-36.87%

Net income from services

In the fourth quarter of the year, net income from services grew by 13.7% with respect to the previous quarter and by 39.8% with respect to the same quarter of 2007. In annual terms, net income from services during fiscal year 2008 increased by 29.2% with respect to the previous fiscal year.

The quarterly expansion is mainly explained by the increases registered in credit card fees, account maintenance fees and insurance sales, all as a result of an increase in the commercial activity.

On the other hand, during the year 2008, the greater businesses volume explains the increases in fees related with the retail segment, mainly those relating to on demand accounts, credit cards and insurance fees, together with those tied to foreign trade operations.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Net income from services	218,876	192,471	156,607	13.72%	39.76%

Service charge income	289,896	247,043	194,423	17.35%	49.11%
Service charges on deposits accounts	95,699	85,712	68,519	11.65%	39.67%
Credit Cards and operations	76,509	58,346	44,569	31.13%	71.66%
Insurance	32,233	22,665	14,878	42.21%	116.64%
Capital markets and securities activities	3,557	5,855	4,554	-39.24%	-21.90%
Fees related to Foreign trade	14,184	14,526	11,276	-2.35%	25.79%
Other fees	67,715	59,939	50,627	12.97%	33.75%

Services Charge expense	(71,020)	(54,572)	(37,816)	30.14%	87.81%

Administrative Expenses

During the last quarter of the year, Administrative Expenses grew by 11.5% with respect to the previous quarter and by 18.8% with respect to the same quarter of 2007. In annual terms, during fiscal year 2008 these expenses increased by 29.4% in comparison with year 2007.

With respect to the previous quarter, a seasonal increase in personnel expenses is observed as a result of higher year end expenses and a greater cost of contracted sale force. Also increases in advertising and promotion expenses were registered due to a more active promotions strategy, higher electricity and communications expenses due to the activity growth, and higher organization expenses and amortizations due to the greater level of infrastructure investment and information technology developments.

On the other hand, compared with the same period of the previous year, the main increases were registered in personnel expenses, organization expenses, amortizations, professional fees and taxes. These increases are explained by a greater activity and investment level. The personnel expenses grew mainly due to wage increases, larger number of employees and a greater cost in the contracted sale force.

As of December 31, 2008, the total Bank’s employee base was of 4,264 individuals (including the Bank’s subsidiaries, except for the Consolidar Group). The branch office network totaled 268 offices, including 237 consumer branch offices, 27 branch offices specialized in the middle-market segment, 13 in-company branches, 4 branch offices for large corporate and institutional clients and 3 points of sale. During the present year, the Bank opened 5 new retail branch offices within the country, 1 in-company branch and 1 point of sale, with the purpose of reinforcing its presence in the cities with higher economic growth.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Administrative expenses	(319,283)	(286,323)	(268,675)	11.51%	18.84%

Personnel expenses	(186,297)	(169,798)	(167,506)	9.72%	11.22%
Electricity and Communications	(6,932)	(6,589)	(5,848)	5.21%	18.54%
Advertising and Promotion	(21,754)	(16,801)	(22,250)	29.48%	-2.23%
Honoraries	(8,550)	(7,549)	(6,545)	13.26%	30.63%
Taxes	(9,929)	(8,438)	(4,716)	17.67%	110.54%
Organization and development expenses	(3,304)	(2,958)	(2,953)	11.70%	11.89%
Amortizations	(10,100)	(9,438)	(9,124)	7.01%	10.70%
Other	(72,417)	(64,752)	(49,733)	11.84%	45.61%

Other Income/Expenses

During the fourth quarter of 2008, Other Income/Expenses line shows the recovered credits and the loss from legal injunctions paid during the period together with the reverse of provisions made due to the giving of specific treatment to provisions for other contingencies. During the same quarter of 2007, this line item included the amortization of the asset related with legal injunctions of Ps. 74.7 million and the charge for reserves for other contingencies.

It is important to note that during the first quarter of 2008, BBVA Banco Fancés completed the amortization of the asset related with legal injunctions, that such amortization was booked in accordance with Central Bank’s regulation and that it does not imply that the Bank waives its right to demand a future compensation or the recovery of the difference in the exchange rate ordered by the legal injunctions.

Income from equity investments

Income from Equity Investments sets forth net income from related companies that are not consolidated, mainly the Consolidar Group. The stake in the Consolidar Group recorded losses of Ps. 19.2 million during the quarter.

It is important to mention that Consolidar AFJP’s result during the fourth quarter of the year was a loss of Ps. 25.6 million. This result includes extraordinary charges resulting from the pension system reform in the amount of Ps. 57.7 million (Ps. 31.1 million in BBVA Banco Francés books), mainly arising from indemnities to personnel, accelerated amortizations, non-recoverable credits, extraordinary expenses and smaller income from fees as a result the December transfer of founds to the ANSES.

Public Sector Exposure

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07

Public Sector—National Government	1,927,938	2,445,893	2,724,879	-21.18%	-29.25%
- Loans to the Federal government & Provinces	1,365,552	1,376,353	1,415,763	-0.78%	-3.55%
- Total bond portfolio	1,097,974	1,204,758	1,174,701	-8.86%	-6.53%
Unlisted	1,004,833	978,339	903,897	2.71%	11.17%
Available for sale	91,669	212,865	239,513	-56.94%	-61.73%
Other government bonds	1,472	13,554	31,291	-89.14%	-95.30%
Reverse repo w/Central Bank	334,688	—	—	100.00%	100.00%
- Trustees	217,043	212,301	195,374	2.23%	11.09%
- Allowances	(752,631)	(347,519)	(60,959)	116.57%	1134.65%

Bills and Notes from Central Bank	2,928,104	2,110,884	2,344,567	38.71%	24.89%
- Own portfolio	1,668,928	1,406,203	2,179,178	18.68%	-23.41%
- Reverse repo w/Central Bank	1,259,176	704,681	165,389	78.69%	661.34%

Total exposure to the Public Sector	4,856,042	4,556,777	5,069,446	6.57%	-4.21%

Total exposure to the Public Sector without repos	3,262,178	3,852,096	4,904,057	-15.31%	-33.48%

Total exposure to the Public Sector net of holdings liked to reverse repo transactions with BCRA were reduced by 15.3% during the last quarter of 2008 and by 33.5% during the 2008 year. The quarterly variation is mainly explained by the valuation adjustment in public assets and the smaller value of the available for sale portfolio, while the annual decrease is due to the described lower valuations and the reduction in the Bank’s own portfolio of Central Bank Bills and Notes. These variations were partially offset by the increase in holdings of guaranteed loans and Bogar 2020 arising from the corresponding update of the CER index.

As of December 31, 2008, the exposure to the Public Sector National Treasure, net of holdings linked to reverse repo transactions with the BCRA, represented 8.5% of the Bank’s total assets. Meanwhile the exposure to the Public Sector, net of holdings linked to reverse repo transactions with the BCRA, represented 17.3% of the Bank’s total assets.

The Central Bank Bills and Notes portfolio, net of holdings linked to reverse repo transactions, grew by 18.4% during the last three months, whereas it showed a decrease of 23.6% during the 2008 year. These variations are related to the management of transitory liquidity.

Total exposure to the Public Sector includes national debt of the national treasure through public securities, guaranteed loans and trustees, and also, the Central Bank Bills and Notes.

Government and Private Securities Portfolio

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07

Holdings	3,713,676	3,066,629	3,573,520	21.10%	3.92%
Trading	2,778,420	1,359,092	1,242,787	104.43%	123.56%
Unlisted Goverment Securities	1,004,833	978,339	903,897	2.71%	11.17%
Available for Sale	577,502	978,211	1,372,584	-40.96%	-57.93%
Other fixed income securities	105,552	98,506	115,211	7.15%	-8.38%
Allowances	(752,631)	(347,519)	(60,959)	116.57%	1134.65%
Repurchase Agreements	(1,593,864)	(704,681)	(165,389)	126.18%	863.70%
Trading (Reverse repo)	—	—	—	0.00%	0.00%
Trading (Reverse repo)	(1,593,864)	(704,681)	(165,389)	126.18%	863.70%
Net Position	2,119,812	2,361,948	3,408,131	-10.25%	-37.80%
Trading	1,184,556	654,411	1,077,398	81.01%	9.95%
Unlisted Goverment Securities	1,004,833	978,339	903,897	2.71%	11.17%
Available for Sale	577,502	978,211	1,372,584	-40.96%	-57.93%
Other fixed income securities	105,552	98,506	115,211	7.15%	-8.38%
Allowances	(752,631)	(347,519)	(60,959)	116.57%	1134.65%

Net Position in other fixed income securities as of December 31st, 2008 includes Ps. 105.5 million of private bonds

The Government and Private Securities net position was reduced by 10.3% during the last quarter of 2008 and by 37.8% during the 2008 year as a result of the valuation adjustment in public assets and the lower value of the available for sale portfolio. In addition, the annual reduction is also due to a decrease in the Central Bank instruments holdings.

The decrease in the “Available for the Sale” portfolio is due to a smaller value of the securities included in this category and maturities of Central Bank Bills and Notes, while the increase in the “Trading” is due to new incorporations of Central Bank Bills and Notes.

Loan portfolio

Total private sector loan portfolio grew by 10.0% during the 2008 year. The strategy implemented by BBVA Banco Francés continued focused in bolstering its private lending activity, mainly to the retail and middle market segments. The increase registered during the last quarter was of 0.65%.

While the pace of growth in the private lending activity showed a slowdown during the last quarter, the Bank reinforced its efforts in the retail segment. During the last quarter of 2008, loan growth was driven by credit card finances, which grew by Ps. 229.0 million, whereas personal and secured loans grew by Ps. 69.6 million and Ps. 54.2 million, respectively. On the other hand, for the middle market and the large corporate segment, discounted notes and other loans, mainly those related with exports operations decreased by 12.9% and by 5.1%, respectively, whereas advances and draw downs decreased by 3.9%.

Considering the last twelve months, the expansion in the financings to the retail segment was supported by the increase of personal and secured loans and credit cards, which grew by Ps. 518.6 million, Ps. 258.2 million and Ps. 436.9 million, respectively. In the middle market and corporate segment, advances grew by 6.6%, whereas discounted notes and other loans, mainly those related with exports operations decreased by 13.2% and by 16.5% respectively.

The table below shows the composition of the loan portfolio in quarter balances:

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Private & Financial sector loans	9,898,442	9,834,091	9,002,814	0.65%	9.95%
Advances	1,413,526	1,471,487	1,326,474	-3.94%	6.56%
Discounted and purchased notes	1,241,508	1,424,584	1,430,787	-12.85%	-13.23%
Consumer Mortgages	946,804	953,448	772,036	-0.70%	22.64%
Car secured loans	511,374	457,189	253,130	11.85%	102.02%
Personal loans	1,855,767	1,786,215	1,337,179	3.89%	38.78%
Credit cards	1,239,588	1,010,571	802,647	22.66%	54.44%
Loans to financial sector	491,820	486,909	487,039	1.01%	0.98%
Other loans	2,228,099	2,347,432	2,666,750	-5.08%	-16.45%
Unaccrued interest	(24,304)	(17,077)	(13,756)	42.32%	76.68%
Adjustment and accrued interest & exchange differences receivable	190,749	159,034	139,256	19.94%	36.98%
Less: Allowance for loan losses	(196,489)	(245,701)	(198,728)	-20.03%	-1.13%
Loans to public sector	1,365,552	1,376,353	1,415,763	-0.78%	-3.55%
Loans to public sector	553,120	583,740	669,767	-5.25%	-17.42%
Adjustment and accrued interest & exchange differences receivable	812,432	792,613	745,996	2.50%	8.91%
Net total loans	11,263,994	11,210,444	10,418,577	0.48%	8.11%

Asset Quality

BBVA Banco Francés continued being the leader in the local financial system with an asset quality ratio (non-performing loans over total loans) of 0.97% and a coverage ratio (provisions over of non-performing loans) of 177.0% as of December 31, 2008.

It is important to mention that BBVA Banco Francés has the highest coverage ratio of the Argentine Financial System as of December 31, 2008. The non-performing ratio, excluding the BBVA Banco Francés subsidiaries, at the end of 2008 was of 0.90%.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Nonaccrual loans (1)	111,026	95,147	62,978	16.69%	76.29%
Allowance for loan losses	(196,489)	(245,701)	(198,728)	-20.03%	-1.13%
Nonaccrual loans/net total loans	0.97%	0.83%	0.59%	16.64%	63.32%
Allowance for loan losses/nonaccrual loans	176.98%	258.23%	315.55%	-31.47%	-43.92%
Allowance for loan losses/net total loans	1.71%	2.14%	1.87%	-20.06%	-8.40%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under Other Receivables from financial intermediation.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Balance at the beginning of the quarter	248,135	226,961	183,599	9.33%	35.15%

Increase / decrease	(35,816)	30,108	25,221	-218.96%	-242.01%
Provision increase / decrease—Exchange rate difference	2,694	945	22	185.08%	-12145.45%
Decrease	(15,511)	(9,879)	(8,213)	57.01%	88.86%

Balance at the end of the quarter	199,502	248,135	200,629	-19.60%	-0.56%

Changes in charges for loan losses are related to the creation or release of reserves relating to the normal loan portfolio as a consequence of the growth or reduction in financings to the private sector. The decreases in the reserves are related to write-offs in the portfolio.

Deposits

During the last quarter of the year 2008, deposits grew by 10.3%, whereas during the same period, deposits in the financial system decreased by 2%. During the year 2008, the expansion was of 15.2%.

On demand deposit account balances experienced the greatest increase, not only during the last quarter of 2008 but also during the full year, increasing its participation in the total deposits. As of December 31, 2008, these deposits represented 54.8% of the total deposits, allowing BBVA Banco Francés to reduce the negative impact of higher levels of interest rates.

Deposits in current accounts lead the increase with growth of 37.3% during the fourth quarter of 2008 and of 56.6% during the full 2008 year. Deposits in saving accounts grew by 4% in the fourth quarter and by 10.1% in the full year; whereas time deposits increased by 2.7% during the quarter and by 2% during the year. On the other hand, the decreasing trend of CER adjusted time deposits continued during this quarter, which represented less than 1% of the total deposits by the end of fiscal year 2008.

Foreign currency-denominated deposits grew by 30.7% during the fourth quarter and by 43.5% during the year 2008. As of December 31, 2008, foreign currency-denominated deposits amounted to Ps. 3,529 million (equivalent to USD 1,021.7 million), representing 20.5% of total deposits.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Total deposits	17,159,319	15,553,073	14,894,468	10.33%	15.21%
Current accounts	4,743,074	3,454,744	3,028,835	37.29%	56.60%
Peso denominated	4,218,204	3,451,579	3,023,606	22.21%	39.51%
Foreign currency	524,870	3,165	5,229	16483.57%	9937.67%
Saving accounts	4,664,305	4,485,715	4,237,766	3.98%	10.07%
Peso denominated	3,338,069	3,287,457	3,198,958	1.54%	4.35%
Foreign currency	1,326,236	1,198,258	1,038,808	10.68%	27.67%
Time deposits	7,497,724	7,302,332	7,354,180	2.68%	1.95%
Peso denominated	5,921,364	5,916,972	5,797,308	0.07%	2.14%
CER adjusted time deposits	15,326	23,165	254,205	-33.84%	-93.97%
Foreign currency	1,561,034	1,362,195	1,302,667	14.60%	19.83%
Investment Accounts	10,322	18,238	13,152	-43.40%	-21.52%
Peso denominated	10,322	18,238	13,152	-43.40%	-21.52%
Foreign currency	—	—	—	—	—
Other	243,894	292,044	260,535	-16.49%	-6.39%
Peso denominated	127,220	155,162	147,669	-18.01%	-13.85%
Foreign currency	116,674	136,882	112,866	-14.76%	3.37%

Rescheduled deposits (*) CEDROS	101,598	121,093	177,753	-16.10%	-42.84%
Peso denominated	101,598	121,093	177,753	-16.10%	-42.84%
Foreign currency	—	—	—	—	—

Total deposits + Rescheduled deposits & CEDROS	17,260,917	15,674,166	15,072,221	10.12%	14.52%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

Other funding sources decreased by 32.8% during the last quarter of 2008, while the decrease for the full year was of 38.6%. These variations are mainly explained due to lower lines from other banks for financing transactions linked to foreign trade. At the end of December 2008, 86.5% of balances from other funding sources were foreign currency denominated funds.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Lines from other banks	389,832	580,069	634,701	-32.80%	-38.58%
Senior Bonds	—	—	—	—	—
Other banking liabilities	389,832	580,069	634,701	-32.80%	-38.58%
Subordinated Debt	—	—	—	—	—

Total other funding sources	389,832	580,069	634,701	-32.80%	-38.58%

Capitalization

As of December 31, 2008 with a total shareholder’s equity of Ps. 2,076 million, BBVA Banco Francés had an excess of capital over Central Bank requirements of Ps. 888.6 million. Such excess represented 42.8% of Total Shareholder’s Equity, representing an important solvency level.

During the last quarter of 2008, the Unrealized Valuation Difference registered an increase of Ps. 119.9 million as a result of the deterioration in the value of public bonds booked as “Available for sale”.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,979	312,979	312,979	0.00%	0.00%
Subtotal	959,472	959,472	959,472	0.00%	0.00%
Reserves on Profits	594,391	594,391	547,381	0.00%	8.59%
Unapropiated retained earnings	703,280	687,501	592,780	2.30%	18.64%
Unrealized valuation difference	(181,119)	(61,175)	(42,796)	196.07%	0.00%
Total stockholders’ equity	2,076,024	2,180,189	2,056,837	-4.78%	0.93%

The variations in the minimum capital required by the BCRA during the last twelve months is mainly explained by higher requirements caused by the increase in the private sector financings and an increase in the Alpha coefficient, partially offset by lower requirements due to a decrease in the market risk as a consequence of a lower risk exposure.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
Central Bank Minimum Capital Requirements	1,467,176	1,501,496	1,337,004	-2.29%	9.74%

Central Bank Minimum Capital Requirements (a, b)	1,373,016	1,379,009	1,175,292	-0.43%	16.82%
Market Risk	52,360	70,688	108,280	-25.93%	-51.64%
Increase in capital requirements related to custody	41,800	51,799	53,432	-19.30%	-21.77%

a) Central Bank Minimum Capital Requirements	1,373,016	1,379,009	1,175,292	-0.43%	16.82%
Allocated to Asset at Risk	892,463	880,057	760,014	1.41%	17.43%
Allocated to Immobilized Assets	86,167	95,307	94,852	-9.59%	-9.16%
Interest Rate Risk	158,065	168,038	174,544	-5.93%	-9.44%
Loans to Public Sector and Securities in Investment	236,321	235,607	145,882	0.30%	61.99%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	836,005	1,035,971	1,068,636	-19.30%	-21.77%

5% of the securities in custody and book-entry notes	836,005	1,035,971	1,068,636	-19.30%	-21.77%

Bank Capital Calculated under Central Bank Rules	2,355,781	2,330,063	2,233,040	1.10%	5.50%
Core Capital	1,946,516	1,935,633	1,864,585	0.56%	4.39%
Minority Interest	304,884	261,470	236,018	16.60%	29.18%
Supplemental Capital	165,802	239,248	235,272	-30.70%	-29.53%
Deductions	(61,421)	(106,288)	(102,835)	-42.21%	-40.27%
Excess over Required Capital	888,605	828,567	896,036	7.25%	-0.83%

Recent Developments

A swap of National government Guaranteed Loans for new debt instruments issued by the National Government (Bonar 2014) with 5 year maturity took place in January 2009. For BBVA Banco Francés the swap was made by a reference value of Ps. 1,018.4 million. Pursuant to the BCRA regulations, there will not be an initial impact in the valuation of the assets received.

Additional information

in pesos except percentages	Quarter ended			% Change Qtr ended 12/31/08 vs. Qtr ended
	12/31/08	09/30/08	12/31/07	09/30/08	12/31/07
- Exchange rate	3.4537	3.1302	3.1510	10.33%	9.61%

- Quarterly CER adjustment	1.31%	1.50%	2.30%	-12.76%	-43.22%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this fourth quarter earnings will be held on Friday, February 13th, at 10:00 AM New York time – 1.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 637 7746 within the U.S. or +1 (913) 981 5546 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 4393068.

A conference call replay facility will be available from February 13th through February 27th, 2009. In order to listen to this digital replay, please call (888) 203 1112 within the U.S. or +1 (719) 457 0820 outside the U.S. Access Code: 4393068.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of pesos)	12/31/08	09/30/08	06/30/08	12/31/07
Cash and due from banks	4,239,157	3,388,364	3,203,003	3,127,740
Government and Private Securities	3,615,920	2,977,262	2,456,963	3,490,994
- Trading account (listed securities)	1,461	9,040	104,438	31,288
- Available for sale	577,502	978,211	1,286,084	1,372,584
- Reverse repo w/Central Bank	334,688	—	—	—
- Unlisted	1,004,833	978,345	963,770	903,903
- Listed Private Securities	7,796	9,139	10,326	32,764
- Bills and Notes from the Central Bank	2,442,271	1,350,046	364,093	1,211,414
Less: Allowances	(752,631)	(347,519)	(271,748)	(60,959)
Loans	11,263,994	11,210,444	10,567,226	10,418,577
- Loans to the private & financial sector	9,898,442	9,834,091	9,199,992	9,002,814
- Advances	1,413,526	1,471,487	1,333,598	1,326,474
- Discounted and purchased notes	1,241,508	1,424,584	1,263,407	1,430,787
- Secured with mortgages	946,804	953,448	911,719	772,036
- Car secured loans	511,374	457,189	384,124	253,130
- Personal loans	1,855,767	1,786,215	1,679,196	1,337,179
- Credit cards	1,239,588	1,010,571	923,070	802,647
- Loans to financial sector	491,820	486,909	502,642	487,039
- Other loans	2,228,099	2,347,432	2,291,087	2,666,750
Less: Unaccrued interest	(24,304)	(17,077)	(16,090)	(13,756)
Plus: Interest & FX differences receivable	190,749	159,034	151,983	139,256
Less: Allowance for loan losses	(196,489)	(245,701)	(224,744)	(198,728)
- Public Sector loans	1,365,552	1,376,353	1,367,234	1,415,763
Principal	553,120	583,740	598,223	669,767
Plus: Interest & FX differences receivable	812,432	792,613	769,011	745,996
Other banking receivables	2,391,717	1,396,491	958,510	916,300
- Repurchase agreements	1,667,345	655,336	90,391	150,154
- Unlisted private securities	63,324	58,041	55,588	58,277
- Unlisted Private securities :Trustees	34,421	31,326	28,750	24,170
- Other banking receivables	629,640	654,222	785,998	685,600
- Less: provisions	(3,013)	(2,434)	(2,217)	(1,901)
Investments in other companies	428,305	452,879	490,239	411,979
Intangible assets	48,075	44,012	32,161	91,680
- Goodwill	—	—	—	12,200
- Organization and development charges	48,075	44,012	32,161	21,991
- Assets related to legal injunctions	—	—	—	57,489
Other assets	1,196,426	1,201,050	1,160,853	1,043,623

TOTAL ASSETS	23,183,594	20,670,502	18,868,955	19,500,893

LIABILITIES:	12/31/08	09/30/08	06/30/08	12/31/07
Deposits	17,260,917	15,674,166	14,574,892	15,072,221
- Current accounts	4,743,074	3,454,744	3,122,874	3,028,835
- Saving accounts	4,664,305	4,485,715	4,255,842	4,237,766
- Time deposits	7,497,724	7,302,332	6,739,312	7,354,180
- Investment Accounts	10,322	18,238	14,042	13,152
- Rescheduled deposits—CEDROS	101,598	121,093	136,268	177,753
- Other deposits	243,894	292,044	306,554	260,535
Other banking Liabilities	3,129,562	2,089,996	1,552,169	1,746,844
Other provisions	236,811	344,863	352,113	321,543
- Other contingencies	236,454	344,504	351,700	321,130
- Guarantees	357	359	413	413
Other liabilities	445,672	349,148	271,178	288,965
Minority interest	34,608	32,140	29,729	14,483

TOTAL LIABILITIES	21,107,570	18,490,313	16,780,081	17,444,056

TOTAL STOCKHOLDERS’ EQUITY	2,076,024	2,180,189	2,088,874	2,056,837

Total liabilities + stockholders’ equity	23,183,594	20,670,502	18,868,955	19,500,893

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	12/31/08	09/30/08	06/30/08	12/31/07

Financial income	282,293	492,612	394,347	451,547
- Interest on Cash and Due from Banks	571	3,090	3,170	5,554
- Interest on Loans Granted to the Financial Sector	26,492	21,304	18,380	16,509
- Interest on Overdraft	89,205	68,514	57,260	52,013
- Interest on Discounted and purchased notes	55,879	44,772	37,536	36,924
- Interest on Mortgages	31,055	28,826	24,743	19,707
- Interest on Car Secured Loans	19,761	15,713	11,269	5,809
- Interest on Credit Card Loans	34,570	27,624	24,199	16,804
- Interest on Other Loans	139,721	128,702	118,614	92,321
- From Other Banking receivables	4,105	4,691	5,384	6,702
- Interest on Government Guaranteed Loans
Decreet 1387/01	15,210	15,011	14,719	16,012
- Income from Securities and Short Term
Investments	(316,695)	(1,935)	(66,976)	61,320
- Net Income from options	(111)	11	—	—
- CER	33,116	39,070	62,352	51,921
- CVS	—	—	—	—
- Foreign exchange difference	56,967	40,400	47,892	32,977
- Other	92,447	56,819	35,805	36,974
Financial expenses	(293,542)	(237,004)	(190,765)	(214,271)
- Interest on Current Account Deposits	(8,532)	(8,009)	(5,957)	(5,825)
- Interest on Saving Account Deposits	(2,346)	(2,275)	(2,104)	(1,951)
- Interest on Time Deposits	(240,262)	(191,627)	(146,047)	(166,701)
- Interest on Other Banking Liabilities	(9,006)	(8,910)	(10,035)	(10,493)
- Other interests (includes Central Bank)	(1,707)	(1,902)	(1,591)	(1,654)
- CER	(287)	(517)	(2,208)	(7,622)
- Bank Deposit Guarantee Insurance system mandatory contributions	(6,889)	(6,528)	(6,653)	(6,296)
- Foreign exchange difference	—	—	10	(29)
- Mandatory contributions and taxes on interest income	(19,928)	(16,629)	(14,945)	(11,635)
- Other	(4,585)	(607)	(1,235)	(2,065)
Net financial income	(11,249)	255,608	203,582	237,276
Provision for loan losses	35,816	(30,108)	(22,243)	(25,221)
Income from services, net of other operating expenses	218,876	192,471	173,367	156,607
Administrative expenses	(319,283)	(286,323)	(272,766)	(268,675)
Income (loss) from equity investments	(17,023)	249	38,513	18,658
Net Other income	114,682	(8,062)	(3,190)	(106,082)
Income (loss) from minority interest	(2,467)	(2,411)	(578)	1,157
Income before tax	19,352	121,424	116,685	13,720
Income tax	(3,573)	(3,937)	(2,749)	(3,162)

Net income	15,779	117,487	113,936	10,558

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	12/31/08	09/30/08	06/30/08	12/31/07
Cash and due from banks	4,243,080	3,453,787	3,252,067	3,169,314
Government Securities	5,233,660	4,533,015	4,110,004	5,181,253
Loans	12,507,489	12,619,747	11,832,074	11,390,121
Other Banking Receivables	2,442,925	1,443,429	985,440	956,184
Assets Subject to Financial Leasing	379,120	381,254	363,492	323,522
Investments in other companies	96,640	99,574	140,448	77,986
Other assets	922,551	959,475	924,223	924,619

TOTAL ASSETS	25,825,465	23,490,281	21,607,748	22,022,999

LIABILITIES	12/31/08	09/30/08	06/30/08	12/31/07

Deposits	17,079,203	15,648,108	14,512,848	15,009,758
Other banking liabilities	3,135,153	2,118,476	1,565,960	1,750,021
Minority interest	248,139	261,471	257,939	2,970,365
Other liabilities	3,286,946	3,282,037	3,182,127	236,018

TOTAL LIABILITIES	23,749,441	21,310,092	19,518,874	19,966,162

TOTAL STOCKHOLDERS’ EQUITY	2,076,024	2,180,189	2,088,874	2,056,837

STOCKHOLDERS’ EQUITY + LIABILITIES	25,825,465	23,490,281	21,607,748	22,022,999

NET INCOME	12/31/08	09/30/08	06/30/08	12/31/07

Net Financial Income	107,969	352,279	258,928	330,761
Provision for loan losses	35,816	(30,108)	(22,243)	(25,221)
Net Income from Services	246,027	240,216	212,620	268,931
Administrative expenses	(411,471)	(350,482)	(333,198)	(339,996)
Net Other Income	30,744	(79,327)	5,143	(210,260)

Income Before Tax	9,085	132,578	121,250	24,215

Income Tax	(6,638)	(11,559)	(6,982)	(8,936)

Net income	2,447	121,019	114,268	15,279

Minoritary Interest	13,332	(3,532)	(332)	(4,721)

Net income for Quarter	15,779	117,487	113,936	10,558

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 12, 2009	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer